EXHIBIT (a)(5)
Code: 4085
IN THE SECOND JUDICIAL DISTRICT COURT
STATE OF NEVADA, COUNTY OF WASHOE

RONALD S. WIESENTHAL.
                                         PLAINTIFF,

     vs
MOUNTAIN LAKE ACQUISITION CO.

                                        DEFENDANT.
                                                                   /
Case No. CV07 01958
Dept. No. B6

SUMMONS
TO THE DEFENDANT: YOU HAVE BEEN SUED. THE COURT MAY DECIDE AGAINST YOU WITHOUT YOUR BEING HEARD UNLESS YOU RESPOND, IN WRITING, WITHIN 20 DAYS. READ THE INFORMATION BELOW VERY CAREFULLY.
A civil complaint or petition has been filed by the plaintiff against you for the relief as set forth in that document (see complaint or petition on file). When service is by publication, add a brief statement of the object of the action. See Rules of Civil Procedure, Rule 4 (b). The object of this action is: Shareholders suit
1.	If you intend to defend this lawsuit, you must do the following within 20 days after service of this summons, exclusive of the day of service:
a.	File with the Clerk of Court, whose address is shown below, a formal written answer to the complaint or petition, along with the appropriate filing fees, in accordance with the rules of the Court, and;

b.	Serve a copy of your answer upon the attorney or plaintiff whose name and address is shown below.
2.	Unless you respond, a default will be entered upon application of the plaintiff and this Court may enter a judgment against you for the relief demanded in the complaint.

Dated this day of AUG 28 2007.

Issued on behalf of plaintiff or plaintiffs attorney:		RONALD A. LONGTIN, JR., CLERK OF THE COURT

Name:	The O’Mara Law Firm, P.C.	By:	/s/ D. Jaramillo
Address:	311 E. Liberty Street		SECOND JUDICIAL DISTRICT COURT
	Reno, NV 89501		75 COURT STREET
Phone Number:	775-323-1321		RENO, NEVADA 89501

AFFIDAVIT OF SERVICE
(For General Use)

STATE OF	)
)ss:
COUNTY OF	)
                                                                                     , being first duly sworn, deposes and says: That affiant is a citizen of the United States, over 18 years of age, and that affiant received the Summons on the                      day of                                         ,                     , and personally served                                                                                 , the within named defendant, on the                       day of                                            ,                      , in the County of                                                             , State of                                                             , by delivering a copy of the Summons attached to a copy of the Complaint/Petition.
(If other documents are also served, list here)

Signature of Person Making Service

Subscribed and Sworn to before me this
day of , .

Notary Public
AFFIDAVIT OF MAILING
(For use when service is by publication and mailing)

STATE OF	)
)ss:
COUNTY OF	)
                                                                                        , being first duly sworn, deposes and says: That on the                       day of                                                               ,                       affiant deposited in the United States mail at Reno, Nevada, a copy of the within Summons and Complaint/Petition addressed as follows:

Name of Defendant:	MOUNTAIN LAKE ACQUISITION CO.
Address:

Signature of Person Who Mailed the Document

Subscribed and Sworn to before me this
day of , .

Notary Public

NOTE:	If service is made in any manner permitted by NRCP Rule 4, other than personally upon the defendant, or is made outside the United States, a special affidavit or return must be made.

THE O’MARA LAW FIRM, P.C.
WILLIAM M. O’MARA (Nevada Bar No. 00837)
DAVID C. O’MARA (Nevada Bar No. 5899)
BRIAN O. O’MARA (Nevada Bar No. 8214)
311 East Liberty Street
Reno, NV 89501
Telephone: 775/323-1321
775/323-4082 (fax)
Attorneys for Plaintiff
[Additional counsel appear on signature page.]
[SEAL]

DISTRICT COURT
WASHOE COUNTY, NEVADA

RONALD S. WIESENTHAL, On Behalf of	)
Himself and All Others Similarly Situated,	)

Plaintiff,	)	Case No. CV07 01958
Dept No.
vs.	)
CLASS ACTION
U.S. XPRESS ENTERPRISES, INC.,	)
MOUNTAIN LAKE ACQUISITION	)	COMPLAINT BASED UPON SELF-
COMPANY, PATRICK E. QUINN, MAXL.	)	DEALING AND BREACH OF FIDUCIARY
FULLER, JAMES E. HALL, JOHN W.	)	DUTY
MURREY III and ROBERT J. SUDDERTH, JR.,	)
)
)
Defendants.	)
)

     Plaintiff, by his attorneys, alleges as follows:
SUMMARY OF THE ACTION
     1. This is a stockholder class action brought by plaintiff on behalf of the holders of U.S. Xpress Enterprises, Inc. (“U.S. Xpress” or the “Company”) common stock against U.S. Xpress, Mountain Lake Acquisition Company (“MLAC”) and the members of the Board of Directors of U.S. Xpress challenging the proposed acquisition of U.S. Xpress by its two founders and controlling shareholders, defendants Patrick E. Quinn (“Quinn”) and Max L, Fuller (“Fuller”). In pursuing and/or acquiescing in an unlawful plan to sell U.S. Xpress via an unfair process and at an unfair price, each of the defendants violated applicable law by directly breaching their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing. This action seeks equitable relief only.
     2. Immediate judicial intervention is warranted here to avoid irreparable harm to the Company’s minority public shareholders. Plaintiff, on behalf of the Class, seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests through the proposed acquisition, that the sale of U.S. Xpress is conducted in a manner that is not improper, unfair and unlawful. Plaintiff seeks to enjoin the proposed transaction.
PARTIES
     3. Plaintiff is, and at all times relevant hereto was, a shareholder of U.S. Xpress.
     4. Defendant U.S. Xpress is a Nevada corporation with its principal place of business located at 4080 Jenkins Road, Chattanooga, Tennessee. U.S. Xpress is the fourth largest publicly owned truckload carrier in the United States, measured by revenue. The Company provides regional, dedicated, and expedited truckload services throughout North America. At all relevant times, the common stock of U.S. Xpress traded on NASDAQ under the ticker symbol XPRSA. As of June 21, 2007, the Company had approximately 12.1 million shares of Class A common stock and 3.04 million shares of Class B common stock outstanding. Quinn and Fuller own and/or control 100% of the Company’s Class B common stock. The Company’s Class A common stock is entitled to one vote per share and the Class B common stock is entitled to two votes per share.

     5. Defendant MLAC is a corporation organized under the laws of the State of Nevada by defendants Quinn and Fuller. MLAC’s principal address, according to a recent 13D filing with the Securities and Exchange Commission (“SEC”), is care of defendant Fuller at the Company’s offices located at 4080 Jenkins Road, Chattanooga, Tennessee. MLAC has no operations and was formed solely for the purpose of effectuating the Offer (as defined herein). MLAC’s President and Treasurer is Quinn; its Chief Executive Officer and Secretary is Fuller. MLAC, Quinn, Fuller, and their affiliated entities (the “Buyout Group”) collectively own and/or control over 50% of the voting power of all of the Company’s outstanding common stock.
     6. Defendant Quinn has served as Co-Chairman of the Board since 1994. He has also served as President, Treasurer and as a director since he co-founded the Company in 1985. As of June 22, 2007, through his holdings of U.S. Xpress Class A and Class B common stock, Quinn owned and/or controlled over 3.34 million shares of U.S. Xpress common stock, representing approximately 21.4% of the Company’s outstanding shares.
     7. Defendant Fuller has served as Co-Chairman of the Board since 1994. He has also served Chief Executive Officer since November 2004, and as Secretary and as a director since he co-founded the Company in 1985. From August 2005 to August 2006, Fuller also served as President of Xpress Global Systems, Inc., a wholly owned subsidiary of the Company. Prior to his appointment as Chief Executive Officer, Fuller served as a Vice President from the Company’s inception in 1985. Fuller also is a director of SunTrust Bank, Chattanooga, N.A. (“SunTrust Bank”). As of June 21, 2007, through his holdings of U.S. Xpress Class A and Class B common stock, Fuller owned and/or controlled in excess of 3.2 million shares of U.S. Xpress common stock, representing approximately 20.6% of the Company’s outstanding shares.
     8. Defendant James E. Hall (“Hall”) has served as a director of U.S. Xpress since 2001. Hall is a principal in Hall & Associates, LLC, a government relations and transportation safety and security consulting firm. Hall is also “of counsel” to the law firm of Farmer and Luna, PLLC in Nashville, Tennessee. Hall formerly served as a partner of the law firm of Dillon, Hall & Lungershausen from 2001 through 2002.

     9. Robert J. Sudderth, Jr. (“Sudderth”) has served as a director of U.S. Xpress since 1998. Sudderth served as Chairman and Chief Executive Officer of SunTrust Bank from 1989 until his retirement in 2003. Sudderth has also served as a director of SunTrust Bank since 1983. SunTrust Bank is providing financial commitments to the Buyout Group and has, in the past, provided credit, arrangements for The Dixie Group, Inc. Sudderth served as a director of The Dixie Group, Inc. from 1983 to 2003.
     10. Defendant John W. Murrey III (“Murrey”) has served as a director of U.S. Xpress since 2003. Murrey served as a Senior Member of the law firm of Witt, Gaither & Whitaker, P.C. (which later became Schumacker Witt, Gaither & Whitaker) in Chattanooga, Tennessee (the “Witt Firm”) until 2001. In October 2006, several of Murrey’s former colleagues from the Witt Firm defected to Husch & Eppenberger, LLC where, according to the firm’s website, they now represent both SunTrust Bank and U.S. Xpress. Murrey, along with defendant Sudderth, also serves as a director of The Dixie Group, Inc. Murrey also serves on the board of directors of the Coca-Cola Bottling Co. Notably, the CEO and Chairman of Coca-Cola and a former Chairman of Coca-Cola serve on the board of directors of SunTrust Bank with defendants Fuller and Sudderth.
     11. The defendants named above in ¶¶6-10 are sometimes collectively referred to herein as the “Individual Defendants.”
DEFENDANTS’ FIDUCIARY DUTIES
     12. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits them from complying with their fiduciary duties;

          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.
     13. In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of U.S. Xpress, are obligated to refrain from:
          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     14. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the proposed transaction, violated the fiduciary duties owed to plaintiff and the other public shareholders of U.S. Xpress, including their duties of loyalty, good faith, candor, due care and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their U.S. Xpress common stock.
     15. Because the Individual Defendants have breached their duties of due care, loyalty and good faith in connection with the proposed transaction, the burden of proving the inherent or entire fairness of the proposed transaction, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.
CLASS ACTION ALLEGATIONS
     16. Plaintiff brings this action individually and as a class action on behalf of all holders of U.S. Xpress stock who are being and will be harmed by defendants’ actions described below (the

“Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.
     17. This action is properly maintainable as a class action.
     18. The Class is so numerous that joinder of all members is impracticable. As of June 21, 2007, there were more than 12 million publicly held shares of U.S. Xpress common stock outstanding.
     19. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
          (a) whether defendants have breached their fiduciary duties of undivided loyalty, independence, due care and/or candor with respect to plaintiff and the other members of the Class in connection with the proposed transaction;
          (b) whether the Individual Defendants are engaging in self-dealing in connection with the proposed transaction;
          (c) whether plaintiff and the other members of the Class would suffer irreparable injury unless defendants’ conduct is enjoined.
     20. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.
     21. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
     22. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     23. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

     24. Defendants have acted on grounds generally applicable to the Class with respect to he matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
FACTUAL ALLEGATIONS
     25. U.S. Xpress offers truckload services in the United States, Canada, and Mexico. Its services include regional and solo over-the-road, medium-to-long haul rail and solo-driver truck, and dry van truckload services, as well as intermodal rail service through contractual relationships. The Company also offers transportation, warehousing, and distribution services to the floorcovering industry. In addition, it offers Xpress Connect, an electronic data interchange and Internet-based communication tool for use in tendering loads and accessing information, such as cargo position, delivery times, and billing information. As of December 31, 2006, it had a truckload fleet of 7,456 tractors and 858 owner-operator tractors, as well as 20,548 trailers in truckload fleet, approximately 295 tractors dedicated to local and drayage services, and 199 pickup and delivery tractors and 445 trailers. The Company improved its performance over 2005 in a soft freight environment and was designated as a Forbes Platinum 400 Company. In addition, Xpress Global Systems returned to profitability and generated $4.4 million of operating income and, overall, the second best performance year in the Company’s history.
     26. On June 22, 2007, the Buyout Group sent a letter to the Board of Directors of U.S. Xpress announcing their intention to pursue a “going-private” transaction in which the Buyout Group would obtain the remaining shares of U.S. Xpress that they do not already own for $20.00 per share in cash (the “Offer”). They also indicated in the letter that they intended to pursue the transaction through a tender offer; that they did not intend to tender their own shares in the offer; nor would they consider any offer to purchase their shares.
     27. On July 25, 2007, the Company announced financial results for the second quarter and six months ended June 30, 2007. Specifically, the Company announced increased revenues and that it had achieved its sixth consecutive quarter of improved year-over-year quarterly operating income. Notwithstanding this good news, defendant Quinn made only negative public comments, including references to the “softness in ... demand” and “difficult pricing environment” in the industry. The Company also announced, for the first time, that they had appointed a special committee to evaluate the Offer and that the special committee had engaged a legal advisor.
     28. Not until August 7, 2007, did the Company announce that the special committee had finally retained a financial advisor to assist it in evaluating the Offer which had been made nearly two months prior.
     29. The Offer is unfair and inadequate because, among other things:
          (a) The value of U.S. Xpress is materially in excess of the Offer, giving due consideration to the Company’s anticipated operating results and future growth prospects; and
          (b) The Company’s common stock traded in excess of the Offer price as recently as February 2007, and traded as high as $27.00 per share as recently as October 2006.
     30. The Buyout Group has timed the proposal to freeze out U.S. Xpress’s public shareholders in order to capture for itself U.S. Xpress’s future potential without paying an adequate or fair price to the Company’s public shareholders.
     31. The Buyout Group timed the announcement of the proposed buyout to place an artificial lid on the market price of U.S. Xpress’s stock so that the market would not reflect U.S. Xpress’s improving potential, thereby purporting to justify an unreasonably low price.
     32. The Buyout Group has access to internal financial information about U.S. Xpress, its true value, expected increase in true value and the benefits of 100% ownership of U.S. Xpress to which plaintiff and the Class members are not privy. The members of the Buyout Group are using such inside information to benefit themselves in this transaction, to the detriment of the U.S. Xpress’s public stockholders.
     33. The members of the Buyout Group have clear and material conflicts of interest and are acting to better their own interests at the expense of U.S. Xpress’s public shareholders. The Buyout Group, with the acquiescence of the rest of the directors of U.S. Xpress, a majority of whom they control, is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, defendants have breached and are breaching their fiduciary duties to the members of the Class.

     34. Unless the proposed transaction is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.
     35. Plaintiff and the Class have no adequate remedy at law.
CLAIM FOR RELIEF
For Breach of Fiduciary Duties Against All Defendants
     36. Plaintiff repeats and realleges each allegation set forth herein.
     37. The Individual Defendants have violated and/or are violating fiduciary duties of care, loyalty, candor and independence owed under Nevada law to the public shareholders of U.S. Xpress and have acted and are acting to put their personal interests ahead of the interests of the Company’s shareholders.
     38. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a. part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.
     39. The Individual Defendants have violated and continue to violate their fiduciary duties by attempting to enter into a transaction without regard to the fairness of the transaction to the Company’s shareholders. Defendant U.S. Xpress directly breached and/or aided and abetted the other defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of U.S. Xpress stock.
     40. As demonstrated by the allegations above, the Individual Defendants have failed and are failing to exercise the care required, and have breached and are breaching their duties of loyalty, good faith, candor and independence owed to the shareholders of U.S. Xpress because, among other reasons:
          (a) they have failed and are failing to properly value U.S. Xpress; and
          (b) they are ignoring and/or are not protecting against the numerous conflicts of interest resulting from their own interrelationships or connection with the Offer.
     41. Because the Individual Defendants dominate and control the business and corporate affairs of U.S. Xpress, and are in possession of private corporate information concerning the

Company’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of U.S. Xpress which makes it inherently unfair for them to pursue and/or allow any proposed transaction wherein they will reap disproportionate benefits to the detriment of the Company’s public shareholders.
     42. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed and are failing to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.
     43. As a result of the actions of defendants, plaintiff and the Class are suffering and will suffer irreparable injury as a result of the Individual Defendants’ self dealing.
     44. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class.
     45. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.
     46. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Offer’s terms, and will not supply to the Company’s minority stockholders sufficient information to enable them to make fully informed decisions regarding their ownership of the Company, all to the irreparable harm of plaintiff and the members of the Class.
     47. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff prays for judgment and relief as follows:
     A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;
     B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

     C. In the event the proposed transaction is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;
     D. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees;
     E. Granting such other and further relief as this Court may deem just and proper.

DATED: August 28, 2007	THE O’MARA LAW FIRM, P.C.
WILLIAM M. O’MARA
DAVID C. O’MARA
BRIAN O. O’MARA /s/ Brian O. O’Mara
BRIAN O. O’MARA

311 E. Liberty Street
Reno, NV 89501
Telephone: 775/323-1321
775/-323-4082 (fax)

THE WEISER LAW FIRM, PC
PATRICIA C. WEISER
DEBRA S. GOODMAN
SANDRA D. SMITH
121 N. Wayne Avenue, Suite 100
Wayne, PA 19087
Telephone: 610/225-2677
610/225-2678 (fax)

LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
DARREN J. ROBBINS
RANDALL J. BARON
A. RICK ATWOOD, JR.
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

Attorneys for Plaintiff

U.S. XPRESS ENTERPRISES, INC. VERIFICATION
     I, Ronald S. Wiesenthal, hereby verify that I am familiar with the allegations in the Complaint, and that I have authorized the filing of the Complaint, and that the foregoing is true and correct to the best of my knowledge, information and belief.

DATE: 8/21/2007	/s/ Ronald S. Wiesenthal
SIGNATURE

AFFIRMATION
(Pursuant to NRS 239B. 030)
     The undersigned does hereby affirm that the preceding document filed in Case No.
☑	Document does not contain the social security number of any person
-OR-
☐	Document contains the social security number of a person as required by:
☐	A specific state or federal law, to wit:

☐	A specific state or federal law, to wit:
-or-
☐	For the administration of a public program
-or-
☐	For an application for a federal or state grant
-or-
☐	Confidential Family Court Information Sheet (NRS 125.130, NRS 125.230 and NRS 125B.055)
DATED: 8/28/2007.

THE O’MARA LAW FIRM, PC
BY:	/s/ Brian O. O’Mara
BRIAN O. O’MARA, ESQ.